UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PUSUANT TO
RULE 13d-2(a)

(Amendment No. )1

EQUITEX, INC.
____________________________________________________________
(Name of Issuer)

Common Stock, $.01 par value
____________________________________________________________
(Title of Class of Securities)

294592 40 7
___________________________________________
(CUSIP Number)

Global Hydrofuel Technologies, Inc.
311 1311 Howe Street
Vancouver, British Columbia, CANADA V6Z 2P3
(604) 662-4484
____________________________________________________________
(Name, Address and Telephone Number of Person
Authorized To Receive Notices and Communications)

March 14, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule §240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)
__________________________________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1of 9 pages

CUSIP No. 294592 40 7    SCHEDULE 13D  Page 2 of 9
___________________________________________________________________
1. NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Global Hydrofuel Technologies Inc.
___________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ( )
(b) ( )
___________________________________________________________________
3. SEC USE ONLY

___________________________________________________________________
4. SOURCE OF FUNDS*
SC
___________________________________________________________________
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ( )

___________________________________________________________________
6. CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, CANADA
___________________________________________________________________
                                                                7. SOLE VOTING POWER
NUMBER OF                                                   2,131,004
SHARES                                               ________________________________________
BENEFICIALLY                                   8. SHARED VOTING POWER
OWNED BY                                                    0
EACH                                                    ________________________________________
REPORTING                                         9. SOLE DISPOSITIVE POWER
PERSON                                                          2,131,004
WITH                                                   ________________________________________
                                                              10. SHARED DISPOSITIVE POWER
                                                                        0
___________________________________________________________________
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
   2,131,004
___________________________________________________________________
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
CERTAIN SHARES     ( X )
______________________________(See Item 5 on Page 6) __________________
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
   19.4%
___________________________________________________________________
14.  TYPE OF REPORTING PERSON
CO

Page 2of 9 pages

CUSIP No. 294592 40 7    SCHEDULE 13D  Page 3 of 9
___________________________________________________________________
1. NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Jagdish Gujral
___________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ( )
(b) ( )
___________________________________________________________________
3. SEC USE ONLY

___________________________________________________________________
4. SOURCE OF FUNDS*
SC
___________________________________________________________________
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ( )

___________________________________________________________________
6. CITIZENSHIP OR PLACE OF ORGANIZATION
CANADA
___________________________________________________________________
                                                                7. SOLE VOTING POWER
NUMBER OF                                                   0
SHARES                                               ________________________________________
BENEFICIALLY                                   8. SHARED VOTING POWER
OWNED BY                                                   2,131,004
EACH                                                    ________________________________________
REPORTING                                         9. SOLE DISPOSITIVE POWER
PERSON                                                          0
WITH                                                   ________________________________________
                                                              10. SHARED DISPOSITIVE POWER
                                                                       2,131,004
___________________________________________________________________
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
   2,131,004
___________________________________________________________________
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
CERTAIN SHARES     ( X )
__________________________________(See Item 5 on Page )_________________
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
   19.4%
___________________________________________________________________
14. TYPE OF REPORTING PERSON
IN

Page 3of 9 pages

CUSIP No. 294592 40 7    SCHEDULE 13D  Page 4 of 9
___________________________________________________________________
1. NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Dil Gujral
___________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ( )
(b) ( )
___________________________________________________________________
3. SEC USE ONLY

___________________________________________________________________
4. SOURCE OF FUNDS*
SC
___________________________________________________________________
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ( )

___________________________________________________________________
6. CITIZENSHIP OR PLACE OF ORGANIZATION
CANADA
___________________________________________________________________
                                                                7. SOLE VOTING POWER
NUMBER OF                                                   93,764
SHARES                                               ________________________________________
BENEFICIALLY                                   8. SHARED VOTING POWER
OWNED BY                                                     0
EACH                                                    ________________________________________
REPORTING                                         9. SOLE DISPOSITIVE POWER
PERSON                                                           93,764
WITH                                                   ________________________________________
                                                              10. SHARED DISPOSITIVE POWER
                                                                          0
___________________________________________________________________
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
   93,764
___________________________________________________________________
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
CERTAIN SHARES     (X )
                                (See Item 5 on page 6)
___________________________________________________________________
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Less than 1%
___________________________________________________________________
14. TYPE OF REPORTING PERSON
IN

Page 4of 9 pages

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, $.01 par value, of Equitex, Inc., a Delaware corporation ("Equitex” or the “Issuer”). The address of the Issuer=s principal executive offices is 7315 East Peakview Avenue, Englewood, CO 80111.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Global Hydrofuel Technologies Inc. (“GHTI”) The principal business address for GHTI is 311 1311 Howe Street, Vancouver, British Columbia, CANADA V6Z 2P3, and also by Jagdish Gujral, who is the majority shareholder of GHTI, and her spouse, Dil Gujral, who is also a director of GHTI. The principal place of business for Mr. and Mrs. Gujral is 311 1311 Howe Street, Vancouver, British Columbia, CANADA V6Z 2P3. Mrs. Gujral is a private investor.

During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

GHTI is a Canadian corporation. Mr. and Mrs. Gujral are citizens of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons received the shares pursuant to a merger transaction with the Issuer, as described in more detail in Item 5(c) hereof.

ITEM 4. PURPOSE OF TRANSACTION

The shares of Global subject to this Statement are held by the Reporting Person solely for investment purposes.

Although the Reporting Persons have not formulated any other definitive plan, they may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this Statement, or as otherwise agreed in the Merger Agreement (as defined under Item 5(c)), the Reporting Persons have no current plans or proposals which would relate to or would result in any of the following matters:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

Page 5of 9 pages

(c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d) Pursuant to the Merger Agreement, HPI (of which GHTI is a major shareholder) has the right to appoint a member to the board of directors. However, the Reporting Persons have no plans or proposals to change the management of the Issuer, or change the term of directors;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

(a) and (b)
 GHTI beneficially owns 2,131,004 Shares. Mrs. Gujral may be deemed to beneficially own a portion of these shares as a major shareholder of GHTI. Mr. Gujral owns 93,764 shares, and he may be deemed to beneficially own his wife’s shares indirectly. Both Mr. and Mrs. Gujral disclaim beneficial ownership of the other’s shares since they have the right to vote their shares independently.

According to information provided by the Issuer, the number of shares of the Issuer as of March 22, 2006 is 10,966,769. Accordingly, based upon this information the Reporting Persons are the beneficial owners of an aggregate of 20.3% of the outstanding shares.

c. TRANSACTIONS WITHIN THE LAST 60 DAYS

Effective March 14, 2006, Equitex, pursuant to an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among Equitex, EI Acquisition Corp. a newly formed subsidiary of the Registrant (“Merger Sub”), and Hydrogen Power, Inc. (“HPI”), through which (i) HPI merged with and into Merger Sub,

Page 6of 9 pages

and (ii) Merger Sub, the surviving corporation to the merger and remaining a wholly owned subsidiary of Equitex, was renamed Hydrogen Power, Inc.

In exchange for 27,440,000 shares of the capital stock of HPI, Equitex issued to the former stockholders of HPI at the closing of the merger (the “Closing”) 2,338,990 shares of its $0.01 par value common stock. GHTI was a major shareholder of HPI and received the shares listed in Item 5 pursuant to this transaction.

d.  Not applicable.

e.  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

GHTI and Mr. Gujral, as shareholders of HPI and pursuant to the Merger Agreement were issued, along with the other stockholders of HPI, shares of Equitex’s Series L Preferred Stock (the “Preferred Stock”). The Preferred Stock is convertible into common stock of the Registrant in three equal tranches (referred to as the L-1, L-2 and L-3 Preferred Stock, respectively), on the 180 th , 270 th and 360 th day following closing of the merger, respectively; each tranche shall be convertible into 40% of the Registrant’s common stock outstanding on the respective date of conversion. The conversion of the Preferred Stock will be subject to the achievement by HPI of certain performance benchmarks as defined in the Certificate of Designation of Series L Preferred Stock, including HPI’s use of its hydrogen technology to develop prototype generators, with marketable value, for various micro and portable power applications and for various macro power applications such as fuel cells and internal combustion engines.

Page 7of 9 pages

ITEM 7.  EXHIBITS.

10.1
Agreement and Plan of Merger and Reorganization by and among Equitex, Inc., EI Acquisition Corp. and Hydrogen Power, Inc. dated September 13, 2005. (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on September 19, 2005)

10.2
First Amendment to Agreement and Plan of Merger and Reorganization by and among Equitex, Inc., EI Acquisition Corp. and Hydrogen Power, Inc. dated October 31, 2005. (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on November 4, 2005)

10.3
Second Amendment to Agreement and Plan of Merger and Reorganization by and among Equitex, Inc., EI Acquisition Corp. and Hydrogen Power, Inc. dated November 11, 2005. (Incorporated by reference to Exhibit 10.2 of the Issuer’s Quarterly Report on Form 10-Q filed on November 21, 2005)

10.4
Third Amendment to Agreement and Plan of Merger and Reorganization by and among Equitex, Inc., EI Acquisition Corp. and Hydrogen Power, Inc. dated December 15, 2005. (Incorporated by reference to Exhibit 10.7 of the Issuer’s Current Report on Form 8-K filed on March 20, 2006)

10.5
Fourth Amendment to Agreement and Plan of Merger and Reorganization by and among Equitex, Inc., EI Acquisition Corp. and Hydrogen Power, Inc. dated January 30, 2006. (Incorporated by reference to Exhibit 10.8 of the Issuer’s Current Report on Form 8-K filed on March 20, 2006)

10.6
Fifth Amendment to Agreement and Plan of Merger and Reorganization by and among Equitex, Inc., EI Acquisition Corp. and Hydrogen Power, Inc. dated March 10, 2006. (Incorporated by reference to Exhibit 10.9 of the Issuer’s Current Report on Form 8-K filed on March 20, 2006)

10.7	Agreement to Jointly File Schedule 13D (filed herewith)

Page 8of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2006	GLOBAL HYDROFUEL TECHNOLOGIES INC.

by: /s/ James G. Matkin
James G. Matkin
Executive Chairman

/s/ Jagdish Gujral
Jagdish Gujral

/s/ Dil Gujral
Dil Gujral

Page 9 of 9 pages